Santa Maria Energy Corporation

2811 Airpark Drive

Santa Maria, California, 93455

January 27, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:	Santa Maria Energy Corporation

Registration Statement on Form S-4

Filed December 17, 2013

File No. 333-192902

Ladies and Gentlemen:

Set forth below are the responses of Santa Maria Energy Corporation, a Delaware corporation (hereafter “us,” “we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 16, 2014 with respect to the Company’s registration statement on Form S-4 filed with the Commission on December 17, 2013, File No. 333-192902 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we are also submitting a marked copy of Amendment No. 1 showing all changes made to the Registration Statement.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold italicized text. All references to page numbers and captions correspond to the unmarked copy of the Amendment No. 1, unless otherwise indicated.

Cover Page / Letter to Hyde Park Stockholders and Santa Maria Unitholders

1.	You state that “assuming no conversion of Hyde Park common stock, Hyde Park’s former stockholders will own approximately 38.6% of the outstanding common stock of Santa Maria Energy Corporation….” However, the following assertion appears on pages 3 and 55 of the final prospectus Hyde Park filed in connection with its initial public offering on August 2, 2012, and on page 3 of the Form 10-K filed on March 29, 2013:

Securities and Exchange Commission

“… we will not enter into a business combination unless either we or our public stockholders acquire at least a controlling interest in the target business (meaning not less than 50.1% of the voting equity interests in the target or all or substantially all of the assets of such target).”

Disclose prominently on the cover page these differences in the voting equity to be obtained as compared with what previously was disclosed, stating that Hyde Park stockholders will not be acquiring a “controlling interest” in the target business.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding disclosure to the letter to Hyde Park stockholders and Santa Maria Energy unitholders and elsewhere in the Registration Statement noting that the merger will not result in Hyde Park stockholders acquiring a controlling interest in the Company.

2.	In addition, at an appropriate place elsewhere in the document, please disclose the smallest percentage of equity that Hyde Park’s former stockholders will own, giving effect to (1) maximum conversion; (2) the Santa Maria preferred; and (3) the largest potential number of Santa Maria common shares being sold to those other than Hyde Park stockholders in the Private Equity Financing to which you refer on page 24.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 43 and 47.

3.	Disclose explicitly on the cover page that passage of the merger proposal by Santa Maria unitholders is assured due to the Kayne Investors voting agreement to which you refer on page 4. In that regard, it is unclear why you suggest on page 21 that you are including the Santa Maria adjournment proposal “to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Santa Maria Energy is not authorized to consummate the merger.” Please advise or revise.

Response: We acknowledge the Staff’s comment and have revised the cover page to explicitly state that the passage of the merger proposal by Santa Maria Energy unitholders is assured due to the Kayne Investors voting agreement. In addition, we have revised the Registration Statement to remove the references regarding an adjournment proposal at the Santa Maria Energy special meeting.

Questions and Answers About the Merger, page 1

4.	Prior to and as background for “What will Hyde Park stockholders receive in the merger?” please insert a new question and answer to address briefly how this deal is different from what was described in the IPO prospectus. Explain why you are presenting a proposal that does not meet the 50.1% threshold.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding a new question and answer where requested to highlight that Hyde Park stockholders will not acquire a controlling interest as a result of the merger. We note, however, that we believe that Hyde Park’s IPO prospectus gives Hyde Park broad investment discretion and contemplates the possibility that Hyde Park’s initial business combination could result in stockholders not acquiring a controlling interest in the target. While we agree that the disclosure noted on the referenced pages in the IPO prospectus suggests that Hyde Park intended to pursue a control transaction, the disclosure in fact contemplates at least 50.1% equity ownership by either Hyde Park or its stockholders (“…we or our public stockholders acquire at least a controlling interest in the target business…” (emphasis added)), and such disclosure is consistent with the risk factor disclosure on page 21 of the IPO prospectus which cautions investors with respect to the possibility of a change of control in connection with an initial business combination as a result of the issuance of additional shares of common or preferred stock by Hyde Park. In addition to the fact that the target company in this transaction, Santa Maria Energy Holdings LLC, will, as a result of the transaction, become wholly owned by Hyde Park, it is the issuance of shares in the merger, as contemplated by the above-referenced risk factor, that ultimately results in Hyde Park stockholders collectively owning less than a majority equity interest in the resulting parent company. Accordingly, we believe that the present transaction is consistent with the disclosure in the IPO prospectus. Nonetheless, as noted above, we have included additional disclosure highlighting the fact that Hyde Park investors will not acquire a controlling interest in the Company as initially contemplated by Hyde Park. Please see the disclosure on page 3.

Why are Hyde Park and Santa Maria Energy proposing the merger? – page 2

5.	Identify by name the individuals who comprise the “Hyde Park sponsors” in your answer to this question.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by including a cross-reference to a new table added under “Certain Relationships and Related Transactions – Certain Hyde Park Transactions” setting forth the name of, and number of shares held by, each Hyde Park sponsor. Please see the disclosure on pages 2 and 222.

Summary Historical Santa Maria Energy Operating and Reserve Data, page 28

6.	Please refer to FASB ASC paragraph 932-235-50-36 and expand the disclosure on page 30 and elsewhere on page F-32 relating to the oil and natural gas prices to clarify if such prices are inclusive of any adjustments such as differentials for transportation, quality, gravity, or Btu content.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 32 and F-37.

Securities and Exchange Commission

Unaudited Pro Forma Consolidated Financial Data of Santa Maria and Hyde Park, page 31

7.	You have described three scenarios for which your pro forma information is being presented, including one that assumes no conversion and $71 million in private equity financing. Please expand your disclosure under this heading and the adjustment description (11) on page 34, to clarify the factual basis for the equity financing adjustment and the reason for correlating this item with your no conversion scenario, with details sufficient to understand why private equity financing would not also be anticipated with conversions.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly, including to add a scenario in which the maximum conversion occurs and we receive proceeds from the private equity financing which, together with the amounts held in Hyde Park’s trust account, equal $150 million. Please see the disclosure on pages 33-47.

8.	We note that you have described numerous anticipated incremental fees for which no pro forma adjustments have been provided. Please confirm if accurate that you have not negotiated any agreements with third parties that would provide an adequate basis to adjust for these amounts; and indicate when you expect to establish those agreements.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that Santa Maria Energy has estimated future incremental expenses associated with being a public company to be $3.0 million annually. At this time, Santa Maria Energy has made no agreements with any party for any of these costs. Santa Maria Energy expects to enter into agreements over the course of the next 12 months that will allow Santa Maria Energy to estimate these costs more accurately.

9.	Please expand your disclosure to also indicate the percentage ownership that will be attributable to the Santa Maria Energy shareholder group under your no share conversion scenario. Also disclose whether any rate of conversion within the range that you have depicted is more likely of occurring and describe the manner by which you have made this determination.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to indicate the percentage ownership that will be attributable to the Santa Maria Energy unitholder group under the no share conversion scenario. Please see pages 43 and 47. We respectfully submit that we have no basis of determining with a reasonable degree of certainty whether any specific rate of conversion is more likely to occur than any other rate of conversion beyond what has been disclosed in the Registration Statement.

Pro Forma Adjustments, page 33

10.	Please modify your various explanations for pro forma adjustments to include quantification of dollar and share figures, the rationale for each item and the method of computing the adjustment where these are not readily apparent. Please also reconcile the amounts in the first three columns of your table within adjustment description (3) on page 33 to any corresponding adjustments depicted in your pro forma statements; or explain the relevance of these computations if there are no corresponding adjustments.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 39-42. We specifically note that the total amount for “Merger Expenses,” “Public Offering Cost,” “Minimum Private Equity Offering Cost” and “Maximum Private Equity Offering Cost” have been separately broken out in the pro forma adjustment columns.

11.	We understand from disclosures in adjustment description (12) on page 34 and Pro Forma Note (B) on pages 34 and 36, that you intend to offer alternative means for conversion in the event holders of more than 3,690,476 Hyde Park common shares express an interest in conversion, in an effort to persuade such investors to vote in favor of the merger and to not demand immediate conversion. You indicate that conversions in excess of 3,690,474 shares would cause the trust funds remaining after conversion to fall below the minimum established as a condition to the merger.

Please expand these and any similar disclosures elsewhere in your filing to clarify the terms under which you would undertake such conversions and the reasonably likely impact this would have on your business plan. For example, given your risk factor disclosure on page 45, it appears you were intending to utilize the Private Equity Financing to fund drilling activities rather than conversions, thereby indicating alternate sources of financing including debt may be necessary to fund conversions and your business plan. Please also quantify the total number of Hyde Park common shares that are outstanding, whether eligible for conversion or not, and the conversion percentages corresponding to the threshold associated with the pro forma scenario.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that none of Hyde Park, Santa Maria Energy or Santa Maria Energy Corporation intends to offer alternative means for conversion in the event holders of more than 3,690,476 Hyde Park common shares express an interest in conversion and have deleted the disclosure describing such potential arrangements throughout the Registration Statement. As a result, we respectfully advise the Staff that we do not believe it is necessary to include disclosure indicating that alternate sources of financing may be necessary to fund conversions as we do not intend for more than 3,690,476 Hyde Park common shares to be converted in the merger. Please see the disclosure on pages 39, 42 and 46.

12.	Given your intent to establish alternative conversion arrangements where necessary to complete the merger, and which may require $110 million in incremental financing, as stated in your disclosure in the fifth paragraph on page 165, the rationale for a maximum conversion pro forma scenario that does not reflect conversions in excess of the 3,690,476 shares is unclear. Please tell us the basis for your presentation of the pro forma no conversion and maximum conversion scenarios that you have presented.

Please quantify the extent to which financing required to satisfy a maximum conversion scenario, based on the actual number of Hyde Park common shares that are eligible for conversion, exceed the amount of trust funds available for conversion under the terms of the merger, plus any funds you are certain to obtain under private equity financing agreements, and explain why this figure would not represent a liability that would be depicted in a maximum conversion pro forma scenario that includes the alternative conversions that you anticipate, to comply with Rule 11-02(b)(8) of Regulation S-X.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and as stated in our response to comment 11, none of Hyde Park, Santa Maria Energy or Santa Maria Energy Corporation intends to offer alternative means for conversion in the event holders of more than 3,690,476 Hyde Park common shares express an interest in conversion and have deleted the disclosure describing such potential arrangements throughout the Registration Statement. As the merger will not be consummated if more than 3,690,476 Hyde Park common shares are converted, we respectfully submit that the pro forma no conversion and maximum conversion scenarios presented in the unaudited pro forma financial information (including the scenario we have added in response to comment 7) are appropriate. Further, it is intended that the amounts held in the Hyde Park trust account will be sufficient to satisfy conversions of the Hyde Park IPO shares. In no event will the proceeds from any Private Equity Financing be used to fund conversions of the Hyde Park IPO shares.

13.	We note your disclosure on pages 109 and 165 describing an arrangement under which you intend to fully vest and settle in cash the Santa Maria Energy Phantom Equity Units in connection with your acquisition. Please quantify the payment that you expect will be paid and explain why there does not appear to be a pro forma adjustment to reflect this obligation.

Response: We acknowledge the Staff’s comment and respectively advise the Staff that the pro forma adjustment of $5.37 million is included under the “Cash and cash equivalents” line as footnote 4. We have (i) further revised footnote 4 to clarify that this adjustment relates to payments on vested awards under the Santa Maria Energy Phantom Equity Plan and a transaction bonus payable to Kevin McMillan and (ii) included a cross reference in footnote 4 to the relevant disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy.” Please see the disclosure on pages 35 and 39.

Risk Factors, page 43

14.	Revise to remove from this section text which mitigates the risk being discussed. For example, on page 50 you state “While Santa Maria Energy intends to obtain and maintain insurance coverage it deems appropriate for these risks,” and you say on page 57 “While Santa Maria Energy has taken steps to address these concerns by implementing network security and internal control measures….” These disclosures may appear outside the Risk Factors section, as appropriate.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 57, 58 and 64.

Risks Related to Hyde Park and the Merger, page 58

15.	Similarly, please eliminate “risk factors” that appear to instead constitute reasons that might support a stockholder’s vote to approve the proposed merger or adjournment. Examples include the first, third, and seventeenth factors in this section and the first in the following section, “If the Hyde Park adjournment proposal is not approved….”.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by eliminating risk factors that could constitute reasons to vote to approve the merger.

Each Hyde Park public stockholder has the option to vote in favor of the merger proposal and still seek conversion, page 61

16.	Revise the heading of this risk factor to clarify the risk being presented – that is the impact of stockholders who vote in favor of the merger but then convert. Expand the body of this risk factor to address, among other things, the impact of such conversions upon (i) the capitalization and financial condition of the company and (ii) the liquidity of your trading market.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 67.

Cautionary Note Regarding Forward-Looking Statements, page 70

17.	Section 27A of the Securities Act expressly excludes statements made in connection with an initial public offering. Please either remove your reference to the Private Securities Litigation Reform Act of 1995 or make clear, each time that you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 75.

Information About the Companies, page 72

Santa Maria Energy, page 72

18.	It is the staff’s view that proved, probable and possible reserves should not be aggregated in the filing, whether in tabular format or otherwise. Please refer to the Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and updated May 16, 2013, and amend the disclosure on page 72 and elsewhere on pages 129 and 162 to exclude an aggregated estimate of proved plus probable plus possible reserves. Refer to Question 105.01 under Section 105 in the C&DIs available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 17, 77, 139 and 176.

The Merger, page 85

Background of the Merger, page 85

Securities and Exchange Commission

19.	Please revise your disclosure to discuss the principal factor or factors behind the decision of Santa Maria Energy’s board to consider a potential strategic alternative at this point in time. For example, we note the steps that the board has taken to restructure its debt in recent periods.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Santa Maria Energy has been pursuing strategic alternatives to raise growth capital in order to fulfill its capital needs to effect its recently approved Orcutt Diatomite project and other development plans. Santa Maria Energy did not consider the merger to be an alternative, but rather a supplemental method of raising capital in addition to its private equity financing efforts, which had been delayed due to the ongoing regulatory process. Please see the disclosure on pages 92-94.

20.	Please discuss why each party went forward without receiving an opinion from an independent financial advisor on the fairness of the proposed merger to its members or stockholders. In the case of Hyde Park, disclose whether the approaching deadline for a transaction influenced the board in deciding to approve the transaction and to forego the receipt of a fairness opinion.

Response: We advise the Staff that the board of managers of Santa Maria Energy Holdings, LLC did not seek a fairness opinion with respect to this transaction because it did not believe such exercise was necessary or appropriate given the nature of the transaction. In particular, for Santa Maria Energy Holdings, LLC, this transaction essentially represents a financing transaction, as the only asset held by Hyde Park Acquisition Corp. II is cash. In addition, the board of managers of Santa Maria Energy Holdings, LLC includes individuals that are highly experienced at assessing the value of Santa Maria Energy Holdings, LLC’s assets and the prospects of the business. In addition, under the terms of the limited liability company agreement of Santa Maria Energy Holdings, LLC, only the approval of the unitholders affiliated with Kayne Anderson is needed to consummate the transaction. Accordingly, although the board of managers of Santa Maria Energy Holdings, LLC discussed the transaction with its financial advisor (Lazard Frères), it did not deem it necessary or advisable to seek a fairness opinion when determining the percentage of Santa Maria Energy Corporation that would be owned by Santa Maria Energy Holdings, LLC unitholders.

We also respectfully advise the Staff that we have complied with the Staff’s request with respect to Hyde Park by adding disclosure under “The Merger – Factors Considered by the Hyde Park Board of Directors in Approving the Merger.” Please see the disclosure on pages 95-96.

21.	You suggest on page 86 that Hyde Park reviewed more than 75 acquisition opportunities and entered into discussions with “at least 12 possible target businesses….” Disclose when the first such discussion took place and when the last such discussion (aside from discussions with Santa Maria) took place.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding disclosure under “The Merger – Background of the Merger.” Please see the disclosure on page 92.

22.	We note your statement that you entered into discussions with “at least 12 possible target businesses.” Expand your disclosure to:

•	Indicate the exact number of businesses you identified as possible targets and with which you then entered into discussions;

•	Why you selected those from the 75 opportunities

•	Whether you are counting Santa Maria as one of these possible targets in this total;

•	Clarify the nature of the discussions with any of these possible targets;

•	Discuss why you did not pursue a transaction with these possible targets; and

•	If any of these other transactions would have provided Hyde Park with 50.1% control or greater, why those transactions were not pursued.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding disclosure under “The Merger – Background of the Merger.” Please see the disclosure on page 92.

23.	Quantify the number of other “possible target businesses” you had already rejected by September 30, 2013, and quantify the number with which you had ongoing discussions or which remained under active consideration during the less than 60-day period during which you were talking with Santa Maria prior to November 27, 2013. It is unclear from the current disclosure in the carryover sentence on pages 86 to 87 whether, during this 60-day period, you rejected all 11 or 12 other targets with which you met. Revise to clarify, disclosing precisely when you notified the other active candidates that you were ending discussions and “abandoning” these opportunities, as you say on page 86.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding disclosure under “The Merger – Background of the Merger.” Please see the disclosure on page 92.

24.	Revise to identify by name those individuals at Santa Maria and Hyde Park who were actually involved in each stage of the discussions and negotiations to which you refer. The vague references to the “parties,” “representatives,” and “management team” are not sufficiently specific. Also clearly identify in each case the “respective advisors” or firms to which you refer in each meeting or series of conference calls.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 92-95.

25.	On page 87, you disclose that several conference calls transpired between late October and early November 2013 to discuss transaction structures and valuation. In addition, you disclose that the parties determined to negotiate definitive transactions agreements. Please disclose any specific terms discussed in the conference calls during this period and material terms of any draft agreements prepared. In addition, please provide similar disclosure for the amendment to the Merger Agreement referenced on page 107.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 92-95.

26.	Please further discuss the reasons for and negotiations behind management’s decision regarding the final valuation and form of consideration for the merger, such as how the parties determined the valuation, including all factors considered in determining a 0.2857 exchange ratio and why they decided to pursue a “double dummy” merger structure. Also discuss what alternative structures were considered and why they were rejected, and explain how the parties determined the amount of the compensation related to the merger as disclosed on page 83.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 92-95.

27.	Each presentation or report from and discussion with an outside party that is materially related to the transaction, whether oral or written, requires a reasonably detailed description meeting the requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. For example, please summarize in the prospectus the reports or discussions involving Barclays Capital Inc., PetroTech Resources Company Inc., and Hollister & Brace PC. Also, please confirm that you have filed as exhibits any written materials to the extent required by Item 21(c) of Form S-4.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the Registration Statement by adding disclosure under the section “The Merger – Background of the Merger.” We hereby confirm that Hyde Park is not in receipt of any written materials required to be filed as exhibits.

28.	In addition, you disclose on page 89 that Santa Maria Energy’s board of managers evaluated the Merger Agreement and transactions with the advice and assistance of its financial advisors. Please revise your disclosure to name each financial and other advisor, clarify their respective roles and confirm that all material presentations or reports, both oral and written, provided by an outside party have been summarized. See Item 1015 of Regulation M-A.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 97. We hereby confirm that there were no material presentations or reports provided by an outside party required to be summarized.

29.	You refer on pages 115 and 131 and elsewhere to financial projections, forecasts, and projected reserves. Ensure that all material projections exchanged or provided to the respective advisors or representatives, as well as all other non-public information material to an investment decision, are properly disclosed in the amended Form S-4.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly by adding disclosure under the section “The Merger – Unaudited Prospective Financial and Operating Information Provided to Hyde Park Management.” Please see the disclosure on pages 99-101.

Factors Considered by the Hyde Park Board of Directors in Approving the Merger, page 88

30.	We note the discussion on page 90 of a “variety of risks and other potentially negative factors” which the Santa Maria board considered. Provide a complete discussion of all material factors which the Hyde Park board viewed as negative. For example, clarify whether the board viewed the absence of a fairness opinion and the failure to obtain “control” of the target, which had been stated as a prerequisite in its initial public offering final prospectus, as negative factors. If the board considered those factors but did not consider them as negative factors, explain why.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding disclosure under “The Merger – Factors Considered by the Hyde Park Board of Directors in Approving the Merger.” Please see the disclosure on page 92 and 95-97.

31.	Revise to explain why the Hyde Park board is proposing a merger on terms that are different from the terms which Hyde Park investors were provided at the time of the initial public offering and as subsequently repeated in Hyde Park’s Form 10-K filing.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in light of our response to comment 4, we believe that the added disclosure under “The Merger-Background of the Merger” adequately addresses the comment.

32.	Disclose the calculations performed by the board to determine that Santa Maria Energy’s business satisfied the 80% test referenced in Note 1 to Hyde Park’s financial statements. Also quantify the “fair market value” of the target business for this purpose.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding disclosure under “The Merger – The 80% Test.” Please see the disclosure on page 97.

33.	You disclose on page 89 that the board determined to approve the merger in part based upon Santa Maria Energy’s to-be-constructed pipeline which will be owned by Santa Maria Energy and fully to-be-built pipeline to be owned by the Laguna County Sanitation District. You further disclose on page 145 that pursuant to a “public/private company arrangement” Santa Maria Energy will build the pipeline at its cost and then dedicate the infrastructure to the Laguna County Sanitation District. Please expand your disclosure here and elsewhere to clarify the status of these projects, how you anticipate funding these projects and any material terms surrounding the arrangement with the Laguna County Sanitation District. To the extent the arrangement with the Laguna County Sanitation District is governed by an agreement, please file such agreement as an exhibit.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 97 and 156-157. In addition, we have filed the agreement governing the Laguna County Sanitation District arrangement with Amendment No. 1 to the Registration Statement.

Factors Considered by the Santa Maria Energy Board of Managers in Approving the Merger, page 88

34.	Please expand your discussion of the other possible strategic alternatives considered by Santa Maria Energy’s board.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. As discussed in our response to comment 19, Santa Maria Energy has been pursuing strategic alternatives to raise growth capital in order to fulfill its capital needs to effect its recently approved Orcutt Diatomite project and other development plans. Santa Maria Energy did not consider the merger to be an alternative, but rather a supplemental method of raising capital in addition to its private equity financing efforts, which had been delayed due to the ongoing regulatory process. Please see the disclosure on pages 92, 94 and 98.

35.	Please expand this section to provide a more complete discussion of potential disadvantages to members of the business combination with Hyde Park, or confirm that no other risks or disadvantages were deemed material by the board in this context.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 98-99.

Interests of Hyde Park Directors, Officers and Others in the Merger, page 99

36.	In the first bullet point, you refer to “the merger or another business combination.” Due to the approaching May 1 deadline, however, it appears that this potential merger might be the last practical opportunity for the sponsors, including Hyde Park’s officers and directors, to prevent many shares that they own from becoming “worthless.” If true, so state explicitly where you discuss the reasons for proposing this transaction at this time. Also revise your disclosure to emphasize the magnitude of this conflict of interest (we note that such shares are currently valued at more than $26 million), particularly at those places where you provide in bold face type the Hyde Park board’s recommendation.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by adding the requested disclosure throughout the joint proxy statement/prospectus, including in sections where the Hyde Park board recommendation is provided. Please see the disclosure in the letter to the Hyde Park stockholders and Santa Maria Energy unitholders and pages 1, 20, and 109.

Merger Agreement, page 107

Registration Rights, page 112

Securities and Exchange Commission

37.	Please disclose the lock-up periods for the Kayne Investors and Hyde Park sponsors, including the numbers of securities to be held by each. Please also clarify whether registration rights will only be exercisable upon expiration of the applicable lock-up periods.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 122.

Conditions to Complete the Merger, page 121

38.	You state that the merger must be approved “by the members of Santa Maria Energy holding at least 29% of the outstanding Santa Maria Energy common units….” Disclose the basis or statutory provision pursuant to which you believe that such a threshold is consistent with applicable state law. Also clarify whether this means that notwithstanding a circumstance where more common units are voted against the proposed merger than in favor, the merger would be approved if a minority portion of only 29% or more of such units is voted in favor. If so, please provide appropriate Risk Factors disclosure to highlight this provision.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Amended and Restated Limited Liability Company Agreement of Santa Maria Energy Holdings, LLC dated August 15, 2013, as amended by the First Amendment (the “First Amendment”) thereto dated November 27, 2013 (as so amended, the “LLC Agreement”), provides that approval of the Merger Agreement requires the approval of members owning a majority of preferred units and members owning at least 29% of the outstanding common units. Section 18-209(b) of the Delaware Limited Liability Act (the “Delaware LLC Act”) provides that “[u]nless otherwise provided in the limited liability company agreement, an agreement of merger . . . shall be approved . . . by the members or, if there is more than 1 class or group of members, then by each class or group of members, in either case, by members who own more than 50 percent of the then current percentage or other interest in the profits of the domestic limited liability company owned by all of the members or by the members in each class or group, as appropriate.” (emphasis added) Thus, the Delaware LLC Act allows a Delaware limited liability company to merge with another business entity even if less than a majority of its members (or class or group of members) approve the agreement of merger if the limited liability company agreement governing such limited liability company provides for such approval. In addition, Section 18-1101(b) of the Delaware LLC Act provides that “[i]t is the policy of this chapter to give the maximum effect to the principle of freedom of contract and to the enforceability of limited liability company agreements.” Moreover, we respectfully advise the Staff that the First Amendment, which was entered into in contemplation of the merger with Hyde Park and sets forth the voting requirements in respect thereof, was approved by the members owning a majority of preferred units and members owning at least a majority of the outstanding common units.

We have added a risk factor to the Registration Statement that highlights the provision noted above. Please see page 66.

Securities and Exchange Commission

Additional Information About Santa Maria Energy, page 129

39.	Disclose the number of holders of Santa Maria Energy membership interests as of the latest practicable date, pursuant to Item 201(b) of Regulation S-K and Item 17(b)(2) of Form S-4.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 219.

40.	Define the term “potential drilling location” both here and in the Glossary.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 139 and 239.

41.	Please reconcile the disclosure of the total number of potential drilling locations attributed to the Orcutt Diatomite and Monterey in the table on page 129 to the total of all such locations identified by NSAI and the total number of addition potential drilling locations in the Orcutt Diatomite identified by the Company.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 139 and 150.

42.	Please expand your disclosure relating to the significant amounts of “other” acreage to identify the geographic areas where such acreage is located.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 139 and 153.

43.	Please expand footnote 2 to the table on page 130 providing disclosure of the Company’s proved reserves by project to clarify if the 121.2 MMcf of natural gas is developed or undeveloped as of October 31, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 140.

Business Strengths, page 130

44.	We note you disclose that the Company estimates its leases may contain over 900 million barrels of oil recoverable with current technologies. Please refer to the Instruction to Item 1202 of Regulation S-K and revise your disclosure to omit any estimated values of oil and gas resources other than reserves.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 142.

Securities and Exchange Commission

Properties, page 133

Orcutt Diatomite Field, Santa Barbara County, California, page 134

45.	Please expand your disclosure to clarify if you currently have regulatory approval to drill all of 1,500 gross Diatomite wells you disclose as needed to fully develop the field. If you must apply to obtain such approval, please disclose the steps necessary and whether you believe there is a reasonable expectation such approval will be obtained. We note that it took you four years to obtain the approval for 110 wells in the same area.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that Santa Maria Energy currently has regulatory approval for the 136-well Orcutt Diatomite project. In order to develop the remaining wells, Santa Maria Energy will need to apply for regulatory entitlement from the County of Santa Barbara. Santa Maria Energy believes that the regulatory entitlement process for each stage of development planned in the Orcutt Diatomite field should be able to be completed within a two-year process. This is based on California Public Resources Code § 21151.5 (lead agency shall establish time limits that do not exceed “one year for completing and certifying environmental impact reports”) and Santa Barbara County’s adopted Guidelines for the Implementation of CEQA, published June 2010, Article VIII (“EIRs must be completed and certified within 365 days from the date the Lead Agency found the application complete for processing”). It is also based on Santa Maria Energy’s recent permitting experience with the 136-well Orcutt Diatomite project, where regulatory approval was received approximately two years after the filing of the Notice of Preparation of the Environmental Impact Report. While the Orcutt Diatomite project took four years to complete from the original application filing, we note that the initial delays experienced prior to the Notice of Preparation being issued in September 2011 were the result of changes made to the project design initiated by Santa Maria Energy. Thereafter, the County’s processing of the environmental impact report was delayed due to California’s adoption of Senate Bill 97 (Amendments to the State CEQA Guidelines Addressing Analysis and Mitigation of Greenhouse Gas Emissions), which required rule changes at the lead agency level that added to the processing time for Santa Maria Energy’s application as it was the first project with significant GHG emissions levels to be reviewed by the County. The delays caused by the County in processing the application related to Senate Bill 97 have been addressed by the County of Santa Barbara through the use of interim significance thresholds for GHG emissions. We have revised the Registration Statement disclosure accordingly. Please see the disclosure on page 146.

Orcutt Monterey Oil Field, page 135

46.	Please expand your disclosure to clarify if the one existing horizontal well and the two horizontal wells planned for 2014 have been assigned proved reserves as of October 31, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 145.

Securities and Exchange Commission

47.	Please expand your disclosure to reconcile the 0.2 Bcf of natural gas that will not be used as a source for fuel with the disclosure elsewhere of 121.2 MMcf of proved reserves as of October 31, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 145.

Oil and Natural Gas Data, page 138

48.	Please obtain and file revised reserve reports for Exhibits 99.3, 99.4, 99.5 and 99.6 that have been prepared in each instance to conform in all respects to the definitions contained in Rule 4-10(a) of Regulation S-X, the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, and each of the applicable subparts set forth in Item 1202 of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will undertake to file revised reserve reports as Exhibits 99.3, 99.4, 99.5 and 99.6 with a future pre-effective amendment to the Registration Statement.

49.	Further to the previous comment, please amend in each instance the estimates of reserves and reserves information such as the future net revenue, net present value discounted at 10% and the standardized measure presented throughout the Registration Statement resulting from revisions, if any, to the reserve reports filed as Exhibits 99.3, 99.4, 99.5 and 99.6.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will undertake to revise the Registration Statement accordingly in a future pre-effective amendment to the Registration Statement, in accordance with the revised reserve reports discussed in comment 48 above.

Evaluation and Review of Proved Reserves, page 138

50.	Please refer to Item 1202(a)(7) and expand your disclosure to provide the qualifications of the technical person at Netherland, Sewell & Associates, Inc. and Gaffney, Cline & Associates, Inc. primarily responsible for overseeing the preparation of the reserves estimates of the firm as disclosed in the Registration Statement on Form S-4 and in Exhibits 99.3 through 99.6. Furthermore, please expand your disclosure to provide the qualifications of the technical person at Santa Maria Energy Corp. who is primarily responsible for overseeing the preparation of the reserves estimates as disclosed in the Registration Statement.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 148-149.

Securities and Exchange Commission

51.	You disclose that the Company has a comprehensive process that governs the determination and reporting of its proved, probable and possible reserves and such reserves are reviewed for adherence to the Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please clarify for us how adhering to the PRMS approved by the SPE constitutes an effective control over reserves estimates as disclosed in Form S-4 which must comply with the definitions set forth in Rule 4-10(a) of Regulation S-X.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure in the Registration Statement to state that the reserves were also determined in adherence to SEC requirements, and that the prices and values of the reserves have been adjusted in accordance with SEC requirements. Please see the disclosure on page 149. While we have revised the disclosure in the Registration Statement in response to the Staff’s comment, as discussed in comment 48, we will undertake to file revised reserve reports with a future pre-effective amendment to the Registration Statement.

Changes in Proved Reserves During the Ten Months Ended October 31, 2013, page 139

Changes in Proved Reserves During the Ten Months Ended December 31, 2012, page 140

Changes in Proved Reserves During the Ten Months Ended December 31, 2011, page 141

52.	Please refer to Items 1203(b) and 1203(c) of Regulation S-K and expand your disclosure to provide the net quantities, if any, of proved undeveloped reserves converted into proved developed reserves and the capital expenditures incurred relating to such conversion for each of the periods noted.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 151-152.

53.	Please expand your disclosure to clarify what entity was responsible for preparing the reserves estimates as of December 31, 2010 and if such estimates adhere in all respects to the definitions set forth in Rule 4-10(a) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 152.

Operations, page 143

Oil and Gas Sales, page 143

Oil Sales, page 143

54.	Please clarify for us if the posted prices disclosed for the Company’s Diatomite and Monterey oil have been used as the benchmark or reference price in the estimation of the Company’s reserves as of December 31, 2010, 2011, 2012 and Oct 31, 2013, and if not, why not.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the prices have been used as a reference point in the estimation of the Company’s reserves, and we have expanded the disclosure in the Registration Statement accordingly. Please see the disclosure on pages 155-156.

Securities and Exchange Commission

Regulation, page 143

Climate Change, page 143

55.	We note your disclose on page 55 that the Company’s Diatomite operations are expected to emit greenhouse gases that may exceed the levels as currently adopted by Santa Barbara County, noted on page 149. You state this will result in additional operating costs and may adversely affect your operating results. Please refer to FASB ASC paragraph 932-235-50-10 and expand your disclosure here or elsewhere in the Registration Statement to indicate what effect such additional operating costs may have on the estimates of proved reserves as of October 31, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 161.

Executive Officers and Managers, page 152

56.	You indicate that Mr. Pratt’s activities before joining Santa Maria Energy included his involvement in a Chapter 11 reorganization and an out-of-court workout for two companies for which he served as president. Please revise his sketch to identify the companies involved and to provide the disclosure Item 401(f)(1) of Regulation S-K requires, to the extent applicable.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we revised the Registration Statement to identify the three companies for which Mr. Pratt served as an executive officer as part of his turnaround management services business. We respectfully advise the staff that Item 401(f)(1) of Regulation S-K does not apply to his time as president of any of these three companies. Item 401(f)(1) requires disclosure if the individual was an executive officer or a general partner within two years before a petition was filed under federal or state bankruptcy laws or in the case of other insolvency proceedings. Mr. Pratt was only appointed as president of Newstar Energy USA, Inc. after bankruptcy proceedings were already in progress. His time as president of Reata Oil and Gas Corp. and Shield Petroleum, Inc. was in connection with out-of-court workouts that were finalized in 2001, and which did not include any bankruptcy petitions. Please see the disclosure on page 164.

Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger, page 154

57.	Please revise your filing to update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2013. For example, expand the Summary Compensation Table on page 159 to provide additional tabular entries for that year. See Instruction 1 to Item 402(c) of Regulation S-K.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 166-173.

58.	Please expand your disclosure with respect to the voluntary salary reductions in August 2012 or October 2012. For those other than Mr. Elias, please briefly discuss the reasons for such salary reductions and clarify the relationship between the reductions and the discretionary cash payments to be made.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 168.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy, page 162

Liquidity and Capital Resources, page 174

59.	You disclose that you expect to able to raise the capital required by the budget through the merger, private equity financing or other sales of equity, debt borrowings, and cash provided through operations. Describe how changes in the net proceeds from this merger depending on various contingencies could impact such expectations. Please discuss the release of the trust funds assuming no conversion, maximum conversion, and giving effect to the potential size of the private placement.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 188 and 190-191.

Capital Requirements, page 176

60.	We note that although you disclose your capital budget for 2014 is $114.3 million, a figure that is significantly greater than your $4.0 million budget in 2013, you have not provided the information required by Item 303(a)(2) of Regulation S-K. We also note your disclosure in the fifth paragraph on page 165, indicating you require $150 million to fund capital projects and that you may need to raise an additional $110 million to fund conversions of Hyde Park common shares.

Please expand your disclosure to describe the capital projects that you have planned with sufficient specificity to understand the status of the specific properties involved and your objectives, the amounts needed for each project, and the manner by which these projects will be prioritized if you have less financing than is necessary to undertake all projects. Given that you may need to fund conversions of Hyde Park common shares with proceeds from the private equity issuances, rather than exploration or development of properties, address the reasonably possible effects on your capital projects.

Please also clarify the extent to which financing is anticipated from both the trust funds and private equity issuances under the two pro forma scenarios and any particular scenario either within the range or outside of the range that you believe is more likely to occur. If you have secured agreements under your private equity initiative please quantify the funds that will be raised and describe all contingencies and the timing of these transactions.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 190-191. We also respectfully note, as described in the response to comment 11, that we do not intend to use proceeds from the Private Equity Financing or other issuances of equity or debt to fund conversions of Hyde Park common shares. In addition, we advise the Staff that although we have begun the Private Equity Financing process, we have not yet secured agreements or commitments to any financing at this time. We expect to have commitments or executed agreements with respect to the Private Equity Financing at the time we commence the mailing of the joint proxy statement/prospectus to Hyde Park stockholders and Santa Maria Energy unitholders. In addition, we expect that the Private Equity Financing will be consummated substantially concurrently with the merger. At this time, we cannot assess whether any pro forma scenario is more likely to occur.

61.	We note your disclosure on page F-27 regarding your property acquisition and participation agreement with Western Energy Production LLC. Please expand your disclosure on page 176 to describe your obligations under this arrangement, including any uncertainties and quantification of any range of reasonably possible payments that will be required to fulfill your obligations.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 190.

62.	We understand that in November 2013, you received approval from the Santa Barbara Board of Supervisors for the 136-well Orcutt Diatomite project. However, we note that you have various disclosures regarding uncertainty about the costs related to compliance with environmental regulations, including the costs to purchase and operate emissions control systems and to acquire emissions allowances, as appear on pages 55, 87, 144, 146, 148, and 149, that do not appear to include quantifiable costs.

Please disclose how these uncertainties have been taken into account in determining whether the project is “economically unfeasible” due to the requirement imposed by the Santa Barbara Board of Supervisors to purchase additional greenhouse gas offset credits than what is required by California and Federal law. Please disclose your estimate of the costs of purchasing additional credits and the impact these costs are reasonably likely to have on your plans for drilling in the Orcutt Diatomite project.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the cost to be compliant with Santa Maria Energy’s permit conditions is reflected in the operating expense and capital cost shown in the NSAI Reserve Report as of October 31, 2013. That cost is estimated to be approximately $0.72/Bbl of oil produced. In addition, we have revised the Registration Statement accordingly. Please see the disclosure on page 161. We do not believe these costs will have a material impact on our plans for drilling in the Orcutt Diatomite project.

Securities and Exchange Commission

Contractual Obligations, page 178

63.	We note the disclosure regarding leases held by Santa Maria Energy on page 208 pertaining to property interests. Please explain why the contractual obligations table on page 178 would not need to reflect expenditures required under these various agreements to comply with Item 303 of Regulation S-K if that is your view. Otherwise please modify the table accordingly.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that all mineral leases to which Santa Maria Energy is party to but are not held by production can be quitclaimed at any time by Santa Maria Energy. Therefore, there are no commitments with respect to these mineral leases that meet the requirements of Item 303 of Regulation S-K. All of the leases covering Santa Maria Energy’s Orcutt properties are held by production. To the extent Santa Maria Energy holds leases in the Santa Maria Valley or NW Casmalia fields, the annual delay rental cost would be approximately $0.04 million and $0.35 million, respectively.

Description of Santa Maria Energy Corporation’s Common Stock and Other Securities, page 197

64.	We note the “Forum Selection” provision in Article XIII on page B-16 of the amended and restated certificate of incorporation. Please revise your prospectus to disclose the impact of such provision, if material.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 214-215.

Material United States Federal Income Tax Consequences of the Merger, page 211

65.	You will need to file as exhibits the omitted tax opinions with adequate time for counsel to make all revisions required in response to any staff comments which may be issued. Revise to clarify which portions of the disclosure you provide in this section constitute the opinion of named counsel, rather than suggesting only that in the future counsel will render opinions as a condition of the merger. Disclosure on page 122 and elsewhere suggests that the condition to which you refer appears to be a waivable condition. Please see generally Staff Legal Bulletin No. 19 (October 14, 2011) at Section III. In particular, we refer you to Sections III.B; III.D.2; and III.D.3.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 228.

66.	In addition to filing the tax opinions as exhibits to the Form S-4, state explicitly in this section that you will recirculate and resolicit the vote if the condition is waived and the change in tax consequences is material. See SLB 19 at Section III.D.3. We note the general Hyde Park “resolicit” undertaking on page 23.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 229.

Securities and Exchange Commission

Glossary, page 221

67.	Please revise the definition relating to proved undeveloped reserves shown on page 222 to conform to the definitions of proved and developed oil and gas reserves as set forth in Rule 4-10(a) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 239.

Undertakings

68.	Please provide all applicable undertakings required by Regulation S-K, including Item 512(a)(5) and (a)(6).

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Signatures

69.	We note on page 91 that selected members of the board of managers of Santa Maria Energy are expected to continue in their current positions as members of the board of directors at Santa Maria Energy Corporation. In addition, you disclose that Laurence S. Levy (currently a director of Hyde Park) will become a director of Santa Maria Energy Corporation if the Merger is completed. Please confirm that the current signatures represent a majority of the current board.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that all of the current directors of the Company have signed the Registration Statement. We have also amended the disclosure on page 101 to clarify that David Pratt and Laurence Levy are currently directors of the Company.

Exhibits

70.	Please file the omitted exhibits with your next amendment. In addition, we note that you have not filed the schedules to the Credit Agreement. Please file the complete copy of the Credit Agreement and supplementally provide the amended and restated LLC agreement to which you frequently refer.

Response: We acknowledge the Staff’s comment and have re-filed the Credit Agreement, which contains all schedules and exhibits thereto. Please see Exhibit 10.1. We will include in subsequent pre-effective amendments to the Registration Statement all omitted exhibits. In addition, we are supplementally providing (under a separate cover letter) a copy of Santa Maria Energy’s amended and restated limited liability company agreement.

71.	File as exhibits to the registration statement the sales contracts with Phillips 66 upon which your business appears to be substantially dependent. In this regard we note that Phillips 66 has purchased 100% of your oil production since October 2011. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have filed the exhibits with this Amendment No. 1 to the Registration Statement but have requested confidential treatment of the pricing terms and are submitting a separate confidential treatment request with respect to this agreement.

72.	As currently filed, we note that your proxy cards are not clearly marked “preliminary” as Exchange Act Rule 14a-6(e) requires. Please revise.

Response: We acknowledge the Staff’s comment and have revised the exhibits accordingly and filed them with this Amendment No. 1 to the Registration Statement.

Financial Statements—Interim, page F-2

General

73.	Please include a comparative balance sheet as of the end of your prior fiscal year alongside your interim balance sheet on page F-2. Please also modify disclosures in your interim financial statements as necessary to comply with all applicable comments written on your annual financial statements.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

74.	Tell us why the amounts shown for depreciation, depletion and amortization on page F-3 do not agree with the corresponding amounts shown in your reconciliation of net loss to operating cash flows on page F-5.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the reason for the difference is the amortization of the Kayne Guaranty Fee. The Guaranty Fee amortization for the nine months ended September 30, 2012 and 2013 was $121,237 and $693,295, respectively, and is reflected as interest expense on the Unaudited Consolidated Statements of Operations on page F-3. The amortization of the Guaranty Fee is included in the line for depreciation, depletion and amortization on the Unaudited Consolidated Statements of Cash Flows on page F-5 .

Financial Statements—Annual, page F-12

Audit Report

75.	We note that the auditor is not identified in the audit opinion that appears on page F-12. Please obtain and file a properly signed audit report that covers the financial statements of Santa Maria Energy Holdings, LLC to comply with Rule 2-02(a)(2) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Securities and Exchange Commission

Statements of Operations, page F-14

76.	We note that you hold various risk management instruments, and although you do not apply hedge accounting you nevertheless report either or both realized and unrealized gains and losses. Given the requirements of FASB ASC 815-10-35-2, gains or losses should correspond to the periodic change in fair value. Therefore, we do not see appropriate rationale for a disaggregated approach that partitions these amounts in deriving settlement figures as this generally yields components that do not individually constitute gains and losses. Please modify your disclosures to present gains and losses as a single amount for each period and ensure your labeling corresponds to the measures that are shown.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages F-17 and F-19.

Note 1, page F-17

77.	We note your disclosure in the second paragraph under this heading indicating that you have accounted for one or more of the transactions mentioned in the first two paragraphs as a business combination due to a change in control, and recorded the oil and gas properties at fair value.

Please expand your disclosure to identify the specific transaction to which this disclosure pertains and to include sufficient details of the arrangement in order to clarify the manner by which you made these determinations.

Response: We acknowledge the Staff’s comment and respectfully note that this transaction occurred in 2008 and that the accounting for this transaction was guided by SFAS 141, Business Combinations. It was determined that the Kayne Investors had substantive and genuine control over the Company, though with less than a 51% interest. We further submit that the structure of the transaction when combined with the Kayne Investor board representation, budget and strategic control under the terms of the parties’ operative agreements represents an acquisition as a roll-up defined in the Appendix B to SFAS 141 whereby none of the parties obtains 51% interest. Since Kayne maintains control, is the largest common interest holder and only preferred interest holder, we respectfully submit that this transaction represented a change in control.

Note 2—Summary of Significant Accounting Policies, page F-17

Basis of Presentation and Significant Estimates

78.	We understand from your disclosure in the last paragraph under this heading, also within the second paragraph of your risk factor disclosure on page 46, that you are providing no assurance that your reserves will be developed or produced. Please modify these and any similar disclosures elsewhere in your filing as necessary to clarify your view relative to the reasonable certainty criteria outlined in Rule 4-10(a)(22) and (24) of Regulation S-X.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see for example the disclosure on page F-21.

Oil and Natural Gas Properties, page F-19

79.	Your policy disclosure pertaining to the ceiling test required under Rule 4-10(c)(4) of Regulation S-X is imprecise by indicating it pertains only to proved properties and incomplete by omitting reference to elements that must be included in the ceiling utilized when determining whether a ceiling test write-down should be made. Please revise your disclosure and accounting if necessary to reflect compliance with this guidance.

On a related point, your disclosure on page 44 indicates you are following a practice of impairment assessment that corresponds to the successful efforts method rather than the full cost method of accounting. Please revise this and any similar disclosures elsewhere in your filing to resolve inconsistencies.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 52 and F-23.

80.	Please expand your disclosure to include the information prescribed under Rule 4-10(c)(7) of Regulation S-X. For example, you are required to disclose current status of unevaluated properties, the anticipated timing of including the related costs in your amortization computation, and a table reflecting the periods that various types of the related property costs were incurred.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page F-23.

Note 8—Commitments and Contingencies, page F-26

Property Acquisition and Participation Agreement

81.	We understand from your disclosure that you are subject to an agreement that may require you to pay one hundred percent of regulatory permitting costs and sixty percent of other costs pertaining to various property interests that may be assigned to you by Western Energy Production, LLC. Further, we note that although you have disclosure on page F-28 indicating an assignment was made in June 2013, you have not quantified your obligations under these arrangements. Please expand these disclosures as necessary to clarify and add similar updated disclosures in your interim financial statements to comply with FASB ASC 270-10-50-6, also to address in MD&A. You should include details sufficient to understand any parameters governing the nature of the property interests to be acquired, the duration of the agreements, and any payments that are reasonably likely to be required to fulfill your obligations.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on pages 190 and F-31.

Securities and Exchange Commission

Note 11 – Supplemental Information on Oil and Gas Producing Activities, page F-30

82.	Please clarify for us, and amend, if material, the standardized measure of discounted future net cash flows disclosed for each of the periods presented to include the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page F-37.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Divakar Gupta at (713) 546-7474.

Very truly yours,

Santa Maria Energy Corporation

By:	/s/David Pratt
David Pratt
Chief Executive Officer and Director

cc:	Michael Dillard, Latham & Watkins LLP

Divakar Gupta, Latham & Watkins LLP

Todd Emmerman, Katten Munchin Rosenman LLP

Laurence Levy, Hyde Park Acquisition Corp. II